FreeRolls Entertainment , Inc.

A Utah C Corporation

http://freerollspokerclub.com

$800,000 MAXIMUM OFFERING
$10,000 MINIMUM OFFERING

OFFERING PRICE: $2 per Share
Common Equity Offered
$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Mon Oct 16 2017 10:22:22 GMT-0400 (Eastern Daylight Time)

OVERVIEW INFORMATION

Issuer Information

Name of issuer:

FreeRolls Entertainment , Inc.

Entity Form:

C Corporation

Jurisdiction of Organization:

Utah

Date of Organization:

2017-09-18

Physical address:

24275 KATY FWY. 400 Houston Texas 77494

Website address:

http://freerollspokerclub.com

Intermediary Information

Intermediary:

GrowthFountain Capital, LLC

CIK Number:

0001668506

SEC File Number:

007-00028

CRD Number:

283380

Funding Portal Address:

www.GrowthFountain.com

Compensation to Intermediary:

6% of the closing amount raised + pass-through and registration fees

Ownership interest by Intermediary:

None

The Security Offering

Type of security offered:

Common Equity

Voting rights:

No

Minimum target number of securities being offered:

5000

Price of security:

$2
Minimum target amount of offering:
$10,000
Oversubscription allowed:
Yes
Allocation method of oversubscription:
First Come First Serve
Maximum amount of offering:
$800,000
Deadline to reach target amount:
120 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding
This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). FreeRolls Entertainment , Inc. , a Utah C Corporation (the "Company"), is offering up to **400,000** shares of Common Equity (the "Shares") at an offering price of $2 per Share for a maximum aggregate offering price of $800,000
The Company has established a minimum offering of at least **5,000** Shares for a minimum aggregate offering price of $10,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $100 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances
The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/freerollspokerclubs

Multiple Closings
If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company
FreeRolls Entertainment , Inc. , was organized on 2017-09-18 , as a Utah C Corporation The Company's headquarters is located 24275 KATY FWY. 400 Houston Texas 77494 . The Company's website is http://freerollspokerclub.com .

Business Overview
The demand for poker has grown but in the state of Texas and many other states, VERY FEW PEOPLE have the opportunity to cash in on the games' popularity.

As the FreeRolls Poker Clubs expand across the state of Texas and into other states where private club poker play is legal - we will not only be tapping into a market of players who do not have a casino nearby but also into an entirely new group of players who want to play on a regular basis but do not want to attend games at underground, illegal rooms.

We're taking a concept that makes the play of poker legal and now turning it into one that doesn't cost anything to play and we are able to do this in a way that has never been done before.
.
We are raising capital to support the development of our flagship location in Houston, Texas and also to take equity stakes in other legal poker rooms that wish to carry the FreeRolls Brand!

.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
FreeRolls Poker Clubs are intended to make a major splash in the state of Texas with its **100% Legal and Free** poker clubs. We are the first private-clubs to offer the live poker playing experience to our members at no cost beyond membership.

The basis of our business model is a 2005 Texas Attorney General Opinion Letter that expressed that live tournament poker play is not a violation of law as long as the players do not risk any money or anything of value to participate . Click to View.

Even though established gambling in the state such as casinos, slot rooms, etc. are illegal there is a provision of the law that allows private clubs to host poker games and tournaments as long as certain rules are followed. One of those rules is the **establishment cannot make any money from gameplay** . In order to stay legal and make money, similar clubs charge players at the table a "seat rental fee" which enables the club to make money from the players being at the poker table but not from gameplay itself. While the "seat rental" approach seems to be working thus far - our model removes even the appearance we are making money from our players playing poker!

Our clubs charge absolutely ZERO for a person to sit at the poker table because all of our tables are advertiser-sponsored. All a player has to do to enjoy a poker game is interact with a 15-30 second advertisement every half hour that will display on a small screen embedded into the table.

The FreeRolls Poker Clubs are the newest innovation on an idea that has been around a long time. .

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 2
Part time employees: 0

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Charles Potter	2017-01-01	CEO CEO
Corinda Joanne Melton	2017-10-01	PFO PAO Controller

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

No Board.

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

No 20% holders.

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company has confirmed that there are no related party transactions. This representation covers all the proposed transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date
To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $100 . The securities are being offered until [Tue Feb 13 2018 10:22:22], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement
If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration
Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a

change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings
If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering
The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment
Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice

about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment   after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Common Stock	$200,000,000	$4,108,102	No
Preferred Stock	$2,000,000	$0	Yes
Warrants	$891,898	$1,437.89	No

Description of Securities, Material Terms and Other Rights:
Common Stock : FreeRolls Entertainment common stock with no voting rights.
Preferred Stock : The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is 1,000,000 shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is expressly authorized to provide for the issuance of any or all of the unissued and undesignated shares of the Preferred stock.
Warrants : These warrants will have an exercise price of .10 per share.

DESCRIPTION OF SECURITIES OFFERED

General Terms

The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations

The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares

Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities
Ability of one class of security to materially limit, dilute or qualify the rights of another class: The issuance of preferred stock could adversely affect the rights of the holders of common stock.

The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series, to fix the number of shares constituting any such series, and to fix the rights and preferences of the shares constituting any series, without any further vote or action by the stockholders. The issuance of preferred stock by the Board of Directors could adversely affect the rights of the holders of common stock.

For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the common stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to common stock. The Board's authority to issue preferred stock could discourage potential takeover attempts and could delay or prevent a change in control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. There are no issued and outstanding shares of preferred stock; there are no agreements or understandings for the issuance of preferred stock, and the Board of Directors has no present intention to issue preferred stock. No shares of preferred stock have been issued to date.
Ability for the rights of the securities being offered to be modified:
There are no terms that may amend the terms of the securities.
Any additional risks:
There is presently no market for our common stock, and the price of our common stock may be volatile if a market develops.

Our common stock is not currently quoted on any exchange or any quotation system in the over-the counter securities market. We anticipate that a market maker will file a Form 211 with FINRA to permit quotation of our stock on the over-the-counter market, but there can be no assurances when this will occur, if at all, or if the Form 211 will be approved by FINRA. In the event a market for our stock develops, our shares will likely be very thinly traded, and there could be volatility in the volume and market price of our common stock. This volatility may be caused by a variety of factors, including the
lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the doll and toy industry, actions by governmental

agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.

Method by which the offered securities are valued:

I Used the New Startup Valuation Calculator for Reference

The price of each Share was determined by the Company in good faith based on its own assessment of its current position and by taking a variety of quantitative and qualitative considerations into account. Quantitatively, the Company considered revenue and operating profit, both one year from now and five years from now along with an analysis of the Company's existing capital structure and available cash. The Company then assessed where publicly traded peer were being valued in the markets. After considering several different valuation metrics, including Price/Sales and Enterprise Value/EBIT, the Company discounted its valuation by its cost of capital. The, for qualitative factors, the Company considered the type of industry that it is in and applied a discount rate appropriate for such industry. Finally, the Company applied a liquidity discount which resulted in a post-money valuation which takes into consideration the money projected to be raised in order to derive the valuation contained in this Material.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

The use of proceeds dictated in the table below will be in line with our pursuing of building and developing the first Freerolls Poker Club, marketing the business and hiring employees and staff members to operate. As it is noted in the use of proceeds we are also seeking to raise an additional $250,000 plus an additional $300,000 to have secured as six months of operating capital and 1 years lease on the premises.

While it is not absolutely mandatory that we secure the one year's lease funds we do intend on not opening the doors officially until we have at least 3 months of operating Capital secured

The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Total Proceeds	$10,000		$800,000	
Commissions and Broker Expenses	600	6.00%	48000	6.00%
Misc. Offering Costs (Legal)	$1,900	19.00%	$1,900	0.24%
Misc. Offering Costs (Marketing)	$2,500	25.00%	$2,500	0.31%
Misc. Offering Costs (Admin)	$5,000	50.00%	$5,000	0.63%
Less: Offering Expenses	$10,000	100.00%	$57,400	7.17%
6 Months Operating Capital	$0	0.00%	$300,000	37.50%
Game Tables and RFID Poker Syetems	$0	0.00%	$38,000	4.75%

Marketing	$0	0.00%	$57,500	7.19%
Advertising and Software Sytems	$0	0.00%	$15,000	1.88%
Contingency Funds	$0	0.00%	$32,000	4.00%
Build Out	$0	0.00%	$200	0.03%
Signage	$0	0.00%	$2,500	0.31%
Legal	$0	0.00%	$47,400	5.92%
Total Use of Net Proceeds	$0	0.00%	$492,600	61.57%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History

Because the issuer has limited operating history, the following provides information on the issuer's financial milestones and operational, liquidity and other challenges.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$1,030	$0
Cash & Cash Equivalents	$30	$0
Accounts Receivable	$0	$0
Short-term Debt	$1,130	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

The primary focus of our financial efforts are to build the brand of FreeRolls poker clubs by, first of all attracting current and new players interested in playing in a safe, legal and comfortable environment. In order to effectively achieve these milestones, the company will have to focus primarily on established relationships with poker players in and around the city of Houston, Texas and also Implement a comprehensive marketing plan to reach new players.

The primary operational challenges we will experience will come from the dynamics of an environment that will be fast moving based on the enthusiasm of players attending any particular tournament. The liquidity constraints on the clubs will initially be substantial due to our not charging players for their time at the poker tables. While not charging these players is an imperative of our business model it does create a financial challenge as we continue to expand our advertising contracts.

The proceeds from this offering will enable us to complete pursue plans in relation to the aesthetic look and feel of the clubs, the operational capacity as well as the marketing agendas. As the business model continues to be perfected and as the brand of FreeRolls poker clubs continues to grow, we anticipate being in the position of using our own available cash flow within 180 days from the opening of the first club. Currently, the company has not taken on any other sources of capital such as credit lines or credit cards in an effort to keep the debt of the company as low as possible.

The company has been funded through small investments from the CEO as well as friends and family of the CEO but to this point, there has been no major infusion of capital.

Material Indebtedness
The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information

There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder

Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:

Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration
The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

There is a limited market for the Company's product or services.

Although we have identified what we believe to be a desire in the market for our free and legal poker playing venues, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our business offering. Potential poker players may be unwilling to accept, utilize or recommend play at our poker clubs. If we are unable to commercialize and market when planned, we may not achieve any market acceptance or generate revenue.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers. If we do not appeal to a large player base, our sales and market share will decrease. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved methods of game play to satisfy those preferences, our sales could decline. If we fail to expand our offerings successfully across broader categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients and in the securing of new advertising contracts in our clubs. On some occasions, this pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our poker clubs largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. If our customers are not satisfied, our reputation and customer loyalty could be negatively affected.

We have a limited operating history, and may not be successful in developing profitable business operations.

The Company has a limited operating history. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the gaming industry. As of the date of this Memorandum, we have generated no revenues and have limited assets.

There is nothing at this time on which to base an assumption that our business operations will prove to be successful in the long-term. Our future operating results will depend on many factors, including:

• our ability to raise adequate capital;
• our ability to develop an enjoyable poker player experience;
• our ability to cost-effectively run the clubs;
• our ability to market and bring in new players;
• the demand for poker generally;
• the level of our competition; and
• our ability to attract and maintain key management and employees.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the
factors stated above. Despite our best efforts, we may not be successful in achieving set goals.

We expect our future financial results to fluctuate significantly, and a failure to increase our revenues or achieve profitability may have a substantial negative effect on the company.

Because of our limited operating history, we do not have meaningful historical information to predict demand for our business and trends that may emerge in our target markets. Moreover, because most of our expenses are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any shortfall in revenue in any particular period. As a result, it is likely that in some future quarters or years, our operating results will fall well below the expectations of investors.

Furthermore, we expect our future quarterly and annual operating results to fluctuate significantly as we attempt to expand our service offerings in our target markets. Our revenues, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

• market acceptance of our products, sales and marketing efforts and pricing changes by our
competitors;
• amount and timing of expenditures needed to produce our proposed results;
• number of new advertising contracts we obtain and our relative
performance under each such contract;
• our ability to expand our operations and the amount and timing of related expenditures;
• our ability to successfully expand our national marketing, advertising and sales activities;
• our ability to successfully recruit, hire and retain key employees; and
• general economic conditions affecting our industry.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned
growth. We will require additional capital to continue to grow our business. We may be unable to obtain additional capital when required. Our current and future product lines, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our
stockholders. Raising any such capital could also result in a decrease in the fair market value of our
equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive

plans, which may have a further dilutive effect.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

There is substantial doubt about the Company's ability to continue as a going concern

To date, the Company had not yet achieved profitable operations and expects to incur losses in the
development of its business. Accordingly, the Company's independent registered public accounting firm has indicated in its report on the Company's consolidated financial statements that there exists substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Management's plan to address the Company's ability to continue as a going concern includes obtaining debt or equity funding from private placement or institutional sources or obtaining loans from financial institutions, where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

In the future, we may incur significant increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we anticipate bringing the company public, of which there can be no assurance. As a result of operating as a public company, we may incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as well as new rules subsequently implemented by the SEC, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

FINANCIAL RISK FACTORS

Our company may need additional funding in the future, which may not be available.

The Company's operations may require additional capital sooner than currently anticipated. If the Company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

Our company may be required to take on debt which could result in limitations on our business.

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company has prepared only unaudited financial statements in connection with this offering, which may not be reliable.

In addition to the unaudited financial statement presented, we expect to prepare financial statements on a periodic basis. The financial data presented has not been audited or reviewed. In preparing the financial statements, we have made certain assumptions concerning our business and the market which may not be accurate. Investors are encouraged to review any statements with an independent accountant and should not invest if they believe that they have insufficient information.

OPERATIONAL RISK FACTORS

We plan to implement new lines of business or offer new products and service.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.

Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

COMPETITIVE RISK FACTORS

The Company may not be able to create and maintain a competitive advantage.

The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market. The Company's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of certain competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand.

PERSONNEL AND THIRD PARTY RISK FACTORS

Our company may be unable to retain senior personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk.

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Although dependent on certain key personnel, the Company does not have any life insurance policies on any such individuals.

While the Company is dependent on key personnel in order to conduct its operations and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company may not be able to adequately ensure the loyalty and confidentiality of employees and third parties.

The Company may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

LEGAL AND REGULATORY RISK FACTORS

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business.

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility
The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.
The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).
The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940
The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility
The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications
The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure
The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.
There are no background issues with any of the company executives, officers, directors or affiliates.
To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:
There are no background issues with any of the company executives, officers, directors or affiliates.

REPORTING OBLIGATIONS

End of Reporting Requirement
The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:
the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding; the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report
The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at:
http://freerollspokerclub.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

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FreeRolls...Deck.pdf

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

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Financial...ment.pdf

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

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Financial...ment.pdf

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Charles Potter

Employer	Principal Business	Responsibilities	Start Date	End Date
Cimarron Software	Satellite Systems Engineer	Satellite Systems Engineer	1989-01-01	Current

Corinda Joanne Melton

Employer	Principal Business	Responsibilities	Start Date	End Date
Fresh Start Investments	Real estate investing.	Owner	2015-01-01	2017-01-01